Via Facsimile and U.S. Mail
Mail Stop 6010

October 5, 2006

Mr. Christopher M. Condron
President and Chief Executive Officer
AXA Financial, Inc.
1290 Avenue of the Americas
New York, NY 10104

Re: AXA Financial, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2005
      Filed on March 17, 2006
      File No. 001-11166

Dear Mr. Condron:

        We have completed our review of your Form 10-K and have no further comments
at this time.

                        Sincerely,

                        Joe Roesler
                        Accounting Branch Chief